                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    ----------------------------------------

                                    FORM 11-K

                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    ----------------------------------------

(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [FEE REQUIRED]

       For the fiscal year ended March 31, 2002.

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from _________ to _________.

                         Commission File Number 1-12282


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   CORRPRO COMPANIES, INC. 401(k) SAVINGS PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CORRPRO COMPANIES, INC.
                              1090 ENTERPRISE DRIVE
                               MEDINA, OHIO 44256

                             CORRPRO COMPANIES, INC.
                             -----------------------
                               401(K) SAVINGS PLAN
                               -------------------
                                TABLE OF CONTENTS
                                -----------------


                                                                            Page
                                                                            ----

Independent Auditors' Report                                                  3

Statements of Net Assets Available for Benefits, March 31, 2002 and 2001      4

Statements of Changes in Net Assets Available for Benefits, years ended
   March 31, 2002 and 2001                                                    5

Notes to Financial Statements                                                 6

Supplemental Schedules:

Schedule H, line 4i - Schedule of Assets (Held at End of Year) -
   March 31, 2002                                                            13

Independent Auditors' Consent                                                14


Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Participants and Plan Administrator of the Corrpro Companies, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Corrpro Companies, Inc. 401(k) Savings Plan (Plan), as of March 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - Schedule of Assets (Held at End of Year) - March 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP
Cleveland, Ohio
September 19, 2002



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

CORRPRO COMPANIES, INC.
401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                             March 31,
                                                        2002            2001
                                                     -----------     -----------
ASSETS:
Investments:
  Guaranteed investments                             $ 3,593,112     $ 3,135,013
  Mutual funds                                        10,545,129       9,785,668
  Corrpro Companies, Inc. Common stock                   883,966         744,526
  Participant loans                                      511,957         631,368
                                                     -----------     -----------
                                                      15,534,164      14,296,575
                                                     -----------     -----------

Contributions receivable:
  Participants                                           138,277         150,102
  Employer                                               153,096         163,756
Accrued interest                                           3,419           3,263
                                                     -----------     -----------
Total receivables                                        294,792         317,121
                                                     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                    $15,828,956     $14,613,696
                                                     ===========     ===========


   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
401(K) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                       Year Ended March 31,
                                                       2002           2001
                                                   ------------    ------------
Additions:
  Additions to net assets attributed to:
    Investment income (loss):
      Net depreciation in fair value
        of investment                              $   (374,655)   $ (3,981,418)
      Interest                                          194,132         208,108
      Adjustments                                         2,754           5,689
                                                   ------------    ------------

    Total investment loss                              (177,769)     (3,767,621)
                                                   ------------    ------------

    Contributions

      Participants                                    1,891,905       1,974,644
      Employer                                          895,258       1,069,447
                                                   ------------    ------------
                                                      2,787,163       3,044,091
                                                   ------------    ------------
      Total additions                                 2,609,394        (723,530)
                                                   ------------    ------------

Deductions:
  Deductions from net assets attributed to:
    Benefits paid to participants                     1,367,202       2,291,679
    Administrative expenses                              26,932          21,734
                                                   ------------    ------------
      Total deductions                                1,394,134       2,313,413
                                                   ------------    ------------

      Net increase (decrease)                         1,215,260      (3,036,943)

Net assets available for benefits:
  Beginning of year                                  14,613,696      17,650,639
                                                   ------------    ------------
  End of year                                      $ 15,828,956    $ 14,613,696
                                                   ============    ============


   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
----------------------------------------

General
-------

The Corrpro Companies, Inc. 401(k) Savings Plan (the "Plan") was organized and adopted on April 1, 1984 and restated on April 1, 1999 by Corrpro Companies, Inc. (the "Company") to encourage employee savings and to provide retirement benefits to participants and/or their beneficiaries. It is administered by an advisory committee (the "Committee") appointed by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan's trustee (the "Trustee" or "CIGNA") maintains all records of investment transactions and determines the valuation of the investment portfolio.

The Plan has been amended. See "Note 6: Plan Amendment" for further details.

The above description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions and Eligibility
-----------------------------

The Plan is a defined contribution plan and contains a 401(k) provision which permits employees to contribute elective deferrals of up to 15% of their eligible compensation, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the "Code"). Employees may make elective deferral contributions on the first day of the month following the completion of 30 days of service.

The Plan also provides for an employer contribution to be determined solely at the discretion of the Board of Directors of the Company in accordance with the limitations prescribed by the Plan. For employer contributions, all employees are eligible to benefit beginning the first day of the month following the completion of one month of service. For the plan years 2002 and 2001, the Company matched 100% on the first 3% of a participant's contribution and 50% on the next 2% of a participant's contribution. For the period April 1, 2000 to September 30, 2000, the Company matched a participant's contribution with cash. Effective October 1, 2000, the Company matched a participant's contribution with Common Stock of Corrpro Companies, Inc.

With the consent of the Committee and Trustee, an employee may request that the Plan accept all or part of such employee's interest in another qualified plan or individual retirement account. Such rollover contributions are maintained and invested by the Trustee in a similar manner as other participant accounts. The Plan's provisions with respect to rollover contributions were designed to comply with the applicable sections of the Code.

Vesting
-------

Participants are immediately vested in their elective deferral contributions, employer matching contributions accrued through April 5, 2002 (thereafter, certain vesting provisions apply to employer matching contributions), and rollover contributions plus actual earnings thereon.

Participant Direction of Investments
------------------------------------

The Plan provides that each participant or beneficiary may direct the investment of their account balance among the following funds:

Guaranteed CIGNA Fund

         The Guaranteed CIGNA Fund is invested primarily in commercial mortgages and private bond placements. This fund has a full guarantee by CIGNA against loss of principal and credited interest. This interest rate is periodically reviewed and revised to reflect current investment conditions.

Life 20, 30, 40, 50 & 60 Funds ("CIGNA LIFETIME FUNDS")

         The "CIGNA LIFETIME FUNDS" are a family of five distinct investment portfolios structured to maximize return and minimize risk over a specific time period based on the participant's approximate age. Each fund is primarily invested in a diversified mix of stock and bond funds, designed to fit the time horizons and risk tolerances of investors at different stages of their lives.

Fidelity Growth & Income Fund

         The Fidelity Growth & Income Fund is invested in a diversified portfolio of equity and fixed-income securities.

Vanguard Wellington Fund

         The Vanguard Wellington Fund is invested in a diversified portfolio of common stocks and bonds designed primarily to seek a conservation of principal and a reasonable income return.

Fidelity Magellan

         The Fidelity Magellan is invested primarily in common stock and securities convertible into common stocks of both domestic, multinational and foreign companies. Current income is not a consideration.

American Century Ultra Fund

         The American Century Ultra Fund is invested primarily in common stocks of medium-sized companies that meet certain technical and fundamental criteria.

Credit Suisse Emerging Growth Fund

         The Credit Suisse Emerging Growth Fund is invested primarily in common stocks and securities of small-to medium-sized companies for capital growth. Current income is not a consideration.

Credit Suisse International Equity Fund

         The Credit Suisse International Equity Fund is invested primarily in common stocks of companies that are generally non-U.S. based. Current income is not a consideration.

Corrpro Companies, Inc. Common Stock

         The Corrpro Companies, Inc. Common Stock Fund is invested only in common stock of the Company.

Currently, participating employees can elect to have their current contributions invested in any of the funds available for employee contributions, or in any combination of these funds on a daily basis in one percent increments. Participating employees may also transfer amounts invested in any fund made available for employee contributions on a daily basis in one percent increments.

Participant Accounts
--------------------

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers. Each participant's account is credited with the participant's elective deferral contribution and an allocation of (a) the employer contributions, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participants' account balances, as defined in the Plan.

Realized and unrealized appreciation (depreciation) and market value changes of investments and investment income of the Plan are allocated on a pro-rata basis to the accounts of participants on a daily basis.

Plan Withdrawals and Distributions
----------------------------------

Upon termination of service due to death, disability or retirement, an employee may elect to receive either a lump-sum amount equal to the value of his or her account or annual installments upon approval by the Trustee. All withdrawals and disbursements are subject to federal income tax upon receipt.

In situations of severe financial hardship, a participant may apply in writing to the Committee for the distribution of his or her vested account balance. Such hardship withdrawals may result in tax consequences to the employee as defined in the Code.

Termination Provisions
----------------------

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------
Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments
-----------

CIGNA maintains all records of investment transactions and determines the valuation of the investment portfolio. Information with respect to: (1) investments held and their market values as presented in the statements of net assets available for benefits and (2) unrealized appreciation and depreciation as presented in the statements of changes in net assets available for benefits has been certified by the Plan's trustee as being complete and accurate.

The Plan's investments in mutual funds and Corrpro Stock are stated at fair value and participant loans are stated at the unpaid interest balance. The Plan has a guaranteed principal and interest contract, Guaranteed Income Fund, with CIGNA. This contract is included in the financial statements at contract value because it is fully benefit-responsive. Contract value, which approximates fair value, represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.2% for 2002 and 5.2% for 2001.

Security Transactions and Investment Income
-------------------------------------------

Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Proceeds from sales of securities, less market value at the beginning of the Plan year or cost for purchases during the Plan year and net unrealized appreciation (depreciation) based on market price fluctuations during the Plan year or since date of acquisition, are included in the statements of changes in net assets available for benefits.

Plan Expenses
-------------

Fees for legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various transactions are paid directly by the Plan and are reflected in the accompanying statements.

NOTE 3 - INVESTMENTS:
--------------------

The following presents investments that represent five percent or more of the Plan's net assets.

                                                               MARCH 31,
                                                      --------------------------
                                                         2002           2001
                                                      -----------    -----------

CIGNA Guaranteed Income Fund                           $3,593,112     $3,135,013
Fidelity Growth and Income Fund                         1,806,884      1,663,315
Vanguard Wellington Fund                                1,305,257      1,197,278
Fidelity Magellan Fund                                  2,527,949      2,336,110
American Century Ultra Fund                             1,894,202      1,740,070
Corrpro Companies, Inc. Common Stock                      883,966        744,526
Other (including participant loans of $511,957 and
  $631,368 respectively)                                3,522,794      3,480,263
                                                      -----------    -----------
                                                      $15,534,164    $14,296,575
                                                      ===========    ===========


NOTE 4 - TAX STATUS:
-------------------

The Internal Revenue Service has determined and informed the Company by a letter dated July 31, 1995, that the Plan and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 5 - LOANS TO PARTICIPANTS:
------------------------------

Participants may borrow up to fifty percent of their vested account balances subject to a maximum of $50,000. All loans bear interest at market rates and are secured by the vested account balances of the borrower. Interest rates ranged from 7.0% to 9.5% at the Plan years ended March 31, 2002 and 2001.


NOTE 6 - PLAN AMENDMENT:
------------------------

Effective April 1, 2002, the Plan was amended to increase the maximum amount an employee is able to contribute from 15% to 75% of base pay, subject to Internal Revenue Service limits. Also effective January 1, 2002, the waiting period to make 401(k) deferrals has been extended to the first month following 90 (previously 30) days of employment.

Effective for pay periods after April 5, 2002, the Company is suspending, until further notice, the Company match on the 401(k) elective deferrals by participants.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
------------------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of March 31, 2002 and 2001:

                                                       2002            2001
                                                    -----------     -----------

    Net assets available for plan benefits per
      financial statements                          $15,828,956     $14,613,696

    Less total receivables                             (294,792)       (317,121)
                                                    -----------     -----------
    Net assets available for plan benefits per
      Form 5500                                     $15,534,164     $14,296,575
                                                    ===========     ===========


The following is a reconciliation of net increase (decrease) in assets available for benefits per the financial statements to the Form 5500 as of March 31, 2002 and 2001:

                                                        2002            2001
                                                     ----------     -----------

    Increase (decrease) in assets available
    for benefits per financial statements            $1,215,260     ($3,036,943)

    Add accrued receivables beginning of year           317,121         213,022

    Less accrued receivables end of year               (294,792)       (317,121)
                                                     ----------     -----------

    Increase (decrease) in assets
    available for benefits per Form 5500             $1,237,589     ($3,141,042)
                                                     ==========     ===========

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 as of March 31, 2002:




                                                       2002
                                                     --------

Employer contribution per financial statements       $895,258

Add adjustments                                        70,584

Add accrued receivables beginning of year             163,756

Less accrued receivables end of year                  153,096

Employer contributions per Form 5500                 $976,502
                                                     ========

                             CORRPRO COMPANIES, INC.
                               401(K) SAVINGS PLAN


                            PLAN #001 EIN 34-1422570
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) -

                                 MARCH 31, 2002
                                 --------------

                                                                                       (c)
                                 (b)                         Description of investment including maturity date,  (d)        (e)
(a) Identity of issue, borrower, lessor, or similar party   rate of interest, collateral, par or maturity value  Cost  Current Value
--- -----------------------------------------------------   ---------------------------------------------------  ----  -------------
 *  CIGNA Guaranteed  Income Fund                           Guaranteed Insurance Contract, 4.2% interest rate     ***      3,593,112
 *  CIGNA Lifetime20 Fund                                                       Mutual Fund                       ***        275,375
 *  CIGNA Lifetime30 Fund                                                       Mutual Fund                       ***        455,738
 *  CIGNA Lifetime40 Fund                                                       Mutual Fund                       ***        594,861
 *  CIGNA Lifetime50 Fund                                                       Mutual Fund                       ***        525,362
 *  CIGNA Lifetime60 Fund                                                       Mutual Fund                       ***         82,025
    Fidelity Growth and Income Fund                                             Mutual Fund                       ***      1,806,884
    Vanguard Wellington Fund                                                    Mutual Fund                       ***      1,305,257
    Fidelity Magellan Fund                                                      Mutual Fund                       ***      2,527,949
    American Century Ultra Fund                                                 Mutual Fund                       ***      1,894,202
    Credit Suisse Emerging Growth Fund                                          Mutual Fund                       ***        586,282
    Credit Suisse International Equity Fund                                     Mutual Fund                       ***        491,078
    Corrpro Companies, Inc. Common Stock                                        Common Stock                      ***        883,966
    Cash Transaction Account                                                                                      ***            116
    Participants                                            Participant loans with various rates of interest
                                                            from  7.00%  to 9.50%  and various maturity dates      **        511,957
                                                                                                                         -----------
                                                                                                                          15,534,164


*    Party in Interest
**   Cost of Participants loans are $0 as indicated in the instructions
*** Historical cost information is no longer required on the Schedule H, line 4i - Schedule of Assets (Held at End of Year) for Participant-directed investments


                  See accompanying Independent Auditors' Report

                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------


To the Board of Directors
Corrpro Companies, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 33-74814) on Form S-8 of Corrpro Companies, Inc. of our report dated September 19, 2002, relating to the financial statements and schedule of the Corrpro Companies, Inc. 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended March 31, 2002.


KPMG LLP
Cleveland, Ohio
September 26, 2002

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                   CORRPRO COMPANIES, INC.
                                                    401(K) SAVINGS PLAN

                                              By:  Corrpro Companies, Inc., as
                                                       Plan Administrator


Date:   September 27, 2002                    By:     /s/ Robert M. Sloan
        ------------------                         --------------------------
                                                          Robert M. Sloan

                                                   Senior Vice President and
                                                   Chief Financial Officer
                                                   (Principal Financial and
                                                   Accounting Officer)